Mail Stop 3561
      January 3, 2006

B. Keith Trent, Esq.
Group Vice President, General Counsel, and Secretary
Duke Energy Corporation
526 South Church Street
Charlotte, NC  28203

      Re:	Duke Energy Holding Corp.
      Amendment No. 2 to Registration Statement on Form S-4
      Filed December 9, 2005
		File No. 333-126318
		Duke Energy Corporation
		Form 8-K
		Filed December 9, 2005
		File No. 1-04928

Dear Mr. Trent:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that all page numbers refer to the courtesy marked copy of the registration statement.

Duke Energy Holding Corp. - Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page
143
1. We have read your response to comment nine of our letter dated September 7, 2005. We understand the determination of reporting segments/units will be finalized around or after closing. Given your
July 2005 joint filing with the Federal Energy Regulatory
Commission,
we would assume that some association of goodwill with the
acquired
operations has been contemplated by management. While all the details of operating segment and reporting unit organization is still being finalized, please provide a preliminary assessment of how you
anticipate allocating goodwill in broad terms.  For example, do you
anticipate the majority of goodwill to be associated with
regulated
operations or unregulated operations?  The basis for your
reasoning
should also be explained.
2. We note several material changes in the preliminary adjustments to
Cinergy`s assets acquired and liabilities assumed as of September
30,
2005 when compared with the adjustments reported as of June 30,
2005
in your previous presentation. For example, we note an increase in the fair value adjustment related to Cinergy`s power generating assets of $141 million. Please explain to us the events that transpired to increase the fair value range of these power generating assets. If you utilized discounted cash flows tell us the input variables and how they changed from the previous determination and whether such change was due to market changes or some other factor(s). If you used replacement cost, please tell us how such values were computed. Please explain to us whether comparable recent plant sales were utilized. If so, please tell us the sale dates and specific units used in your valuation. Please tell us whether an appraisal has been performed since your last amendment. If you refined or corrected your estimate, please explain the circumstances surrounding such change. Lastly, you disclose that you picked the average of the estimates within the new fair value range to make the adjustment to the generating assets. Please explain to us why you believe this is the best approach to utilize.
3. You previously indicated in your response to comment 18 in our letter dated July 29, 2005 that you consider the tax credits claimed by Cinergy for the production of synthetic fuel to be a material pre-acquisition contingency. Please tell us what, if any, adjustments have been made in the historical financial statements or valuation allowance to reflect the potential loss contingency related to synthetic fuel tax credits. It appears that you determined a purchase price adjustment was unnecessary. Tell us how you would account for an adverse ruling on the tax credits at a future date that resulted in a recoverable amount less than carrying value. Please give us your opinion as to the time frame in which this contingency may be resolved. In this regard, we note that Cinergy disclosed in their September 30, 2005 Management`s Discussion and Analysis that the amount of synthetic fuel tax credits could be reduced due either to volatile oil prices, or potential adverse Internal Revenue Service rulings. As a side note, please tell us how the continued high per barrel price of oil affects your computation of existing or future deferred tax assets.


Duke Energy Corporation - Form 8-K

Exhibit 99.1 - Note 13 Discontinued Operations and Assets Held for
Sale, page 96
4. Please tell us your methodology for classifying gains and losses due to impairment under "held and used" and "held for sale" for Duke
Energy North America`s discontinued operating income versus the gain or loss on disposition in discontinued operations.
5. Please tell us why the $101 million tax benefit associated with a
2002 goodwill impairment was recorded in 2003 versus 2002. We may have further comment.
6. Please explain to us in detail how you concluded that in 2003 International Energy`s Asian Pacific operations were impaired on a held for sale basis for $233 million when, in the following year, you determined the fair value was off by approximately $238 million net of tax. Please be detailed in the timeline of events. We may have further comment.


* * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.















      You may contact Robert Babula, Staff Accountant, at (202)
551-
3339 or Jim Allegretto, Senior Assistant Chief Accountant, at
(202)
551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney
Adviser, at (202) 551-3338, David Mittelman, Branch Chief, at
(202)
551-3214 or me at (202) 551-3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	P. Gifford Carter, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Fax: (917) 777-3439

	Jeremy D. London, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Fax: (202) 661-8299

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B. Keith Trent, Esq.
Duke Energy Holding Corp.
January 3, 2006
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